Exhibit (a)(1)(vii)

Form of First Reminder Email Communication

According to our records, you have not yet submitted an election for your eligible options. This email is to remind you that July 14, 2023, at 11:59 p.m. Eastern Time is the final deadline to participate in the option exchange. The option exchange deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

You can access the option exchange website using the login information below and follow the directions to make a timely decision. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

To log-in to the option exchange portal, please visit www.myoptionexchange.com

•	Your Login ID is your Phathom email address

•	Your Password: You will be required to set and confirm your password during your initial login, and a code will be sent to your email to confirm your identity.

Your participation in the option exchange is completely voluntary. You are not obligated to participate in the option exchange. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact stockadmin@phathompharma.com.